FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2004
                                19 November 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Change of Corporate Brokers released on 19 November 2004





PRESS RELEASE

                                                                19 November 2004

                        BRITISH SKY BROADCASTING GROUP PLC

                          Change of corporate brokers

British Sky Broadcasting Group plc ("the Company") announces that, following a decision to reduce the number of brokers to the Company, from three to two, Deutsche Bank and Goldman Sachs International remain as joint brokers to the Company.

Following this announcement Credit Suisse First Boston will no longer act as joint corporate broker to the Company.

ENDS




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 19 November 2004                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary